Exhibit 12

CHEAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
EARNINGS:
Income before income taxes and extraordinary item	$(920,520)	$35,030	$196,162	$361,698	$67,140	$389,060
Interest	68,249	81,052	86,256	98,321	111,280	110,557
Amortization of capitalized interest	12,240	1,047	1,226	1,784	1,804	1,769
Bond discount amortization	—	—	—	—	—	—
Loan cost amortization	2,516	3,338	3,669	4,022	4,962	5,300

Earnings	$(837,515)	$120,467	$287,313	$465,825	$185,186	$506,686

Interest expense	$68,249	$81,052	$86,256	$98,321	$111,280	$110,557
Capitalized interest	6,470	3,356	2,452	4,719	4,976	8,753
Bond discount amortization	—	—	—	—	—	—
Loan cost amortization	2,516	3,338	3,669	4,022	4,962	5,300

Fixed Changes	$77,235	$87,746	$92,377	$107,062	$121,218	$124,610

Preferred Stock Dividends
Preferred Dividend Requirements	$12,077	$16,711	$8,484	$2,050	$10,117	$15,484
Ratio of income before provision for taxes to Net income	N/A	1.05	N/A	1.66	1.67	1.61

Subtotal – Preferred Dividends	$12,077	$17,597	$8,484	$3,411	$16,861	$24,975

Combined Fixed Charges and Preferred Dividends	$89,312	$105,343	$100,861	$110,473	$138,079	$149,585

Ratio of Earnings to Fixed Charges	—	1.4	3.1	4.4	1.5	4.1
Insufficient coverage	$914,750	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	—	1.1	2.8	4.2	1.3	3.4
Insufficient coverage	$926,824	$—	$—	$—	$—	$—